
February 9, 2011

Deborah Meinert
Escalade, Incorporated
817 Maxwell Ave
Evansville, Indiana, 47711

  **Re: Escalade Incorporated**
     **Form 10-K for the Fiscal Year Ended December 26, 2009**
     **Filed March 5, 2010**
     **File No. 000-06966**

     **Definitive Proxy Statement on Schedule 14A**
     **Filed March 26, 2010**
     **File No. 000-06966**

Dear Ms. Meinert:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            David R. Humphrey
            Branch Chief